UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Kyocera Kabushiki Kaisha

(Exact name of registrant as specified in its charter)

Japan	1-7952
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

6, Takeda Tobadono-cho, Fushimi-ku, Kyoto 612-8501, Japan
(Address of principal executive offices)		(Zip Code)

Shoichi Aoki,

6, Takeda Tobadono-cho, Fushimi-ku, Kyoto 612-8501, Japan

+81-75-604-3556,

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Introduction

Kyocera Corporation and its subsidiaries* (Kyocera) manufactures and sells components and applied ceramic products using fine ceramic technologies as well as telecommunications equipment, information equipment and other products that cover an extremely diverse range. Kyocera conducted a Reasonable Country of Origin Inquiry (RCOI) as detailed below to determine whether or not any conflict minerals from the Democratic Republic of the Congo and its adjoining countries (DRC Countries) are being used in the products it manufactures in accordance with Rule 13P-1 under the Securities Exchange Act.

Description of Reasonable Country of Origin Inquiry (RCOI)

In conducting the RCOI, Kyocera used the Conflict Minerals Reporting Template (the Template), the industry standard provided by the Conflict-Free Sourcing Initiative (CFSI), which was founded by the Electronics Industry Citizenship Coalition (EICC) and the Global e-Sustainability Initiative (GeSI). All suppliers were subject to the survey except those that are clearly not related to tin, tantalum, tungsten and gold (3TG) and those that solely provide services. As a result of continued and proactive efforts encouraging suppliers to complete the survey, 96.1% of the Templates were collected in 2015.

Results of RCOI

Kyocera identified suppliers found to be using minerals from DRC Countries as a result of the RCOI, as “critical suppliers” and conducted due diligence. Details are included in Exhibit 1.01 “Conflict Minerals Report of Kyocera Corporation for 2015.”

*	Except AVX Corporation and its subsidiaries (AVX). AVX Corporation, a U.S.-based consolidated subsidiary of Kyocera Corporation, is listed on the New York Stock Exchange and registered with the U.S. Securities and Exchange Commission. AVX is subject to Rule 13p-1, and has prepared and filed a Form SD with the Commission in May 2016 (AVX Form SD) which contains as an exhibit a Conflict Minerals Report relating to its own activities for the calendar year ended December 31, 2015 (AVX CMR). The Kyocera CMR does not set out descriptions of the activities of AVX.

Conflict Minerals Disclosure

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934, Kyocera Corporation has prepared and filed the Form SD and the Conflict Minerals Report for the calendar year ended December 31, 2015 here within as Exhibit 1.01. The Conflict Minerals Report is also available at: http://global.kyocera.com/ir/financial/cmr.html

The AVX CMR is available at: http://www.avx.com/

Item 1.02 Exhibit

See Item 2.01 Exhibits.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.01 – Kyocera Corporation’s Calendar Year 2015 Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Kyocera Corporation
(Registrant)

By /s/ Shoichi Aoki
Shoichi Aoki

Director, Managing Executive Officer and General Manager of Corporate Financial and Accounting Group	May 27, 2016
(Date)

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